82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031244

REGISTRANT'S NAME Hong Kong Aircraft Engineering Co Ltd

*CURRENT ADDRESS

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3846 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/17/02

82-3846

HAECO

Hong Kong Aircraft Engineering Company Limited Annual Report 2001
香港飛機工程有限公司二零零一年報告書

ARS
12-31-01



Highlights 摘要

	2001	2000	Change % 變幅	
(in HK$ Million)				*(港幣百萬元)*
Turnover	**1,950.4**	1,821.1	7.1%	營業總額
Profit attributable to shareholders	**312.2**	400.4	-22.0%	股東應佔溢利
Dividends	**108.3**	105.7	2.5%	股息
Shareholders' funds	**2,712.7**	2,508.7	8.1%	股東資金
(number of shares)				*(股份數目)*
Average number of shares in issue	**166,945,373**	181,150,644	-7.8%	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share	**1.87**	2.21	-15.4%	每股盈利
Dividends per share	**0.65**	0.61	6.6%	每股股息
Shareholders' funds per share	**16.30**	15.02	8.5%	每股股東資金

Contents 目錄

SHANDONG 山東

CHINA 中國

XIAMEN 廈門

HONG KONG 香港

Group Profile

Hong Kong Aircraft Engineering Company Limited, one of the world's leading aeronautical engineering groups, is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and their components.

It is principally based at Hong Kong's International Airport, but through jointly controlled companies also provides services in Xiamen, Mainland China and at off airfield locations in Hong Kong.

At Hong Kong's International Airport, where it has about forty airline customers, it is the only aircraft maintenance facility able to offer a comprehensive package covering transit and technical services with full hangar support.

The hangar has the capacity to accommodate three wide-bodied aircraft fully docked and an additional two nose-in, with a unique mobile tail enclosure to provide full cover and access staging. It has the necessary approvals to handle a wide variety of aircraft types from Boeing 747 to new generation aircraft such as B777 and the Airbus A320/321, A330 and A340. The facility also undertakes B747-200 combi to freighter conversions.

The extensive component and avionics overhaul facilities are situated at Tseung Kwan O in Hong Kong, as is the Rolls-Royce engine service centre operated by Hong Kong Aero Engine Services Limited.

Taikoo (Xiamen) Aircraft Engineering Company Limited operates at Xiamen's airport, where it provides heavy maintenance on Boeing and Airbus aircraft and offers a B747-200/300 passenger to freighter conversion programme. It also offers line maintenance services at various locations in Mainland China.

集團簡介

香港飛機工程有限公司乃全球主要航空工程集團之一，業務範圍包括維修、改裝、修理與大修商用飛機及飛機部件。

本公司主要以香港國際機場為基地，但亦透過共控公司於中國內地廈門及香港機場以外地方提供服務。

本公司於香港國際機場約有四十個航空公司客戶，有唯一能夠提供綜合飛機維修服務的設施，包括航機過境及技術性服務，並全面提供機庫設施的支援。

機庫可容納三架全面配置檢修架的廣體飛機，以及另外兩架飛機的機頭部分。機庫設有一個獨特的活動式機尾護罩，提供全面的遮蔽及檢修工作架。本公司獲得認可為多種類型的飛機提供服務，由波音747型飛機以至波音777、空中巴士A320/321、A330和A340型等新一代飛機不等。本公司的設施亦可進行波音747-200型客貨兩用機的改裝貨機工程。

本公司設備完善的部件及航電大修設施位於香港的將軍澳，該處亦設有由香港航空發動機維修服務有限公司營運的勞斯萊斯引擎服務中心。

廈門太古飛機工程有限公司於中國廈門機場營運，為波音及空中巴士飛機進行大規模維修工程，並提供一項波音747-200/300型客機改裝貨機計劃。該公司亦於中國內地不同地點提供外勤維修服務。

Ten Year Financial Summary 十年財務概要

	2001	2000	1999	1998	1997
(in HK$ Million)					
Turnover	**1,950.4**	1,821.1	1,959.2	2,028.2	2,375.1
Profit attributable to shareholders	**312.2**	400.4	59.4	145.6	320.1
Dividends	**108.3**	105.7	81.4	111.1	148.2
Funds employed :					
Fixed assets	**1,635.7**	1,708.0	1,772.5	1,894.6	1,057.1
Other assets	**1,607.5**	1,275.7	1,188.5	1,475.6	1,969.5
	3,243.2	2,983.7	2,961.0	3,370.2	3,026.6
Less: liabilities*	**418.2**	359.5	339.2	708.3	484.8
	2,825.0	2,624.2	2,621.8	2,661.9	2,541.8
Financed by :					
Shareholders' funds*	**2,712.7**	2,508.7	2,503.6	2,540.4	2,536.7
Minority interest	**5.2**	5.1	4.8	5.3	5.1
Long term loan	**107.1**	110.4	113.4	116.2	–
	2,825.0	2,624.2	2,621.8	2,661.9	2,541.8
(in HK$)					
Earnings per share	**1.87**	2.21	0.32	0.79	1.73
Dividends per share	**0.65**	0.61	0.44	0.60	0.80
Shareholders' funds per share	**16.30**	15.02	13.53	13.72	13.70
Dividend cover – times	**2.88**	3.79	0.73	1.31	2.16

* *The comparatives have been restated as a result of the adoption of SSAP 9 (Revised) whereby the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date.*

Turnover
營業總額

(Total HK$M / 總計港幣百萬元)


2,500
2,000
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01

Profit attributable to shareholders
股東應佔溢利

(Total HK$M / 總計港幣百萬元)


500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01

1996	1995	1994	1993	1992	
					(港幣百萬元)
2,461.5	2,390.8	2,418.4	2,307.1	2,097.1	營業總額
494.5	331.3	413.6	447.0	387.9	股東應佔溢利
148.2	148.2	174.1	187.0	168.5	股息
					資金運用：
400.7	324.4	366.6	363.9	373.1	固定資產
2,428.3	2,068.0	1,913.1	1,674.1	1,263.0	其他資產
2,829.0	2,392.4	2,279.7	2,038.0	1,636.1	
454.9	364.5	432.8	417.6	287.7	減：負債*
2,374.1	2,027.9	1,846.9	1,620.4	1,348.4	
					資本來源：
2,369.3	2,023.3	1,842.0	1,615.0	1,342.8	股東資金*
4.8	4.6	4.9	5.4	5.6	少數股東權益
–	–	–	–	–	長期借款
2,374.1	2,027.9	1,846.9	1,620.4	1,348.4	
					(港元)
2.67	1.79	2.23	2.41	2.09	每股盈利
0.80	0.80	0.94	1.01	0.91	每股股息
12.79	10.93	9.95	8.72	7.25	每股股東資金
3.34	2.24	2.38	2.39	2.30	盈利對股息比率倍數

*因採用會計實務準則第九號(修訂)，本集團不再確認於結算日後擬派或宣佈之股息為結算日之負債，所以比較數字已重列。

Earnings and dividends per share
每股盈利及每股股息

(Total HK$ / 總計港幣元)



3.00
2.50
2.00
1.50
1.00
0.50
0
92 93 94 95 96 97 98 99 00 01
Earnings 盈利
Dividends 股息

Shareholders' funds per share
每股股東資金

(Total HK$ / 總計港幣元)



20
15
10
5
0
92 93 94 95 96 97 98 99 00 01

Chairman's Statement 主席報告書

Results

Group pre-tax profit for the year was HK$349 million, which included HK$14 million of non-recurring profits. This result represented a decrease of 18% from the previous year, due to non-recurring profits in that year of HK$122 million. The net operating profit from the on-going business, including the Company's share of results from jointly controlled companies, increased by 11% or HK$33 million to HK$335 million. Profit attributable to shareholders was HK$312 million, a 22% decrease from 2000.

Unfortunately, with the slow down in the commercial airline industry seen in the last quarter of the year, the improvement in revenue and profit seen in the first half of the year could not be sustained in the second half.

The contribution from jointly controlled companies continued to increase during 2001, underlining their importance to the Group. Their combined share of recurring pre-tax profits increased from 54% to 66%. In particular, both Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) and Hong Kong Aero Engine Services Limited (HAESL) had successful and profitable years.

The non-recurring profits in 2001 related to the disposal of a house previously used by staff, and the sale of the Company's wheel and brake repair and overhaul business to its jointly controlled company, Goodrich Aerospace Asia-Pacific Limited.

業績

本年度之集團除稅前溢利為港幣三億四千九百萬元，其中包括非經常性溢利港幣一千四百萬元。因去年非經常性溢利為港幣一億二千二百萬元，引致此業績較上年度下降百分之十八。包括應佔共控公司業績之一般性業務之營業淨溢利，上升了百分之十一或港幣三千三百萬元至港幣三億三千五百萬元。股東應佔溢利為港幣三億一千二百萬元，較二零零零年減少百分之二十二。

可惜，隨著商用航空業於本年度最後一季放緩，本年上半年錄得的收益及溢利增長未能持續至下半年。

來自共控公司之業績貢獻於二零零一年間繼續增長，使其對集團越趨重要。各共控公司之除稅前經常性溢利由佔總業績的百分之五十四增加至百分之六十六。其中廈門太古飛機工程有限公司(廈門太古飛機工程公司)及香港航空發動機維修服務有限公司(香港航空發動機維修服務公司)近年尤其有出色的業績和利潤。

二零零一年之非經常性溢利來自出售一所本來供員工使用的房屋，以及出售本公司輪轂及掣動片之修理及大修業務予一家共控公司 Goodrich Aerospace Asia-Pacific Limited。

Review of operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line maintenance

The line maintenance division employs around 1,540 people, who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong

業務回顧

本公司是香港國際機場唯一一間提供全面飛機維修服務之公司。本公司之設施包括一個可完全容納三架廣體飛機的單一機庫和相關的維修工場及辦公室，及位於將軍澳一幢設有部件與航電大修工場和行政辦公室的五層高樓宇。本公司於機場大樓亦有佔用樓面。

外勤維修

外勤維修部僱用員工約一千五百四十人，為於香港國際機場營運航班的航空公司提供全面的技術性及非技術性服務。本公司是香港提供此類服務的主要供應商，因此部門的業績表現主要受進出機場的航班數



Line maintenance at Chek Lap Kok, Hong Kong
位於香港赤鱲角之外勤維修部

International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2001, the number of flights handled rose by 5.8% despite the weakness in the freighter market and the reduction in scheduled passenger services in the last quarter of the year. This market in Hong Kong continues to be extremely price-sensitive.

Base maintenance

The base maintenance division employs around 1,130 people, who provide customers which rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Between 30% and 40% of the division's work is for the three scheduled airlines operating out of Hong Kong; Cathay

目影響。在二零零一年，儘管貨物空運市場疲弱，且年內最後一季定期客運航班減少，但本公司處理之航班數目仍有百分之五點八的增長。在香港，價格仍極易受市場波動影响。

基地維修

基地維修部僱用員工約一千一百三十人，為依賴本公司提供綜合支援服務之客戶進行全面的定期維修檢查，並為不同類型之飛機進行定期檢查、改裝及大修工程。部門進行的工程之中，三至四成來自三家營運定期航班的香港航空公司；分別為國泰航空公司、香港華民航空公司及港龍航空公司。部門無論在價格、機庫可用空間、周轉時間及工藝質素上都足與世界任何同業競爭。機庫於上半年使用頻繁，但下半

Base maintenance at Chek Lap Kok, Hong Kong
位於香港赤鱲角之基地維修部


B-HON
Group

Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy during the first half of the year, but had some cancellations in the second half which resulted in a drop in utilisation of both staff and facilities. Man-hours sold in 2001 were 1.3 million, a 6.3% decrease when compared to 2000.

Component and avionics overhaul

The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space and employs around 240 people. Utilisation of these facilities during the year was reasonable, and should improve further in 2002 following agreement with two Airbus component Original Equipment Manufacturers to provide warranty and repair services.

Jointly controlled companies

TAECO operates two hangars, each of which is capable of fully enclosing two wide-bodied aircraft. A third hangar of similar size is currently under construction. This additional facility was originally planned to start operations in late 2002. However, following the recent downturn in the market, it has been decided to delay the opening until the second quarter of 2003. Most of TAECO's capacity is taken up by shareholder customers (or their affiliates). Capacity was well utilised during 2001 with the completion of a number of comprehensive heavy maintenance packages and the conversion of Boeing 747-200/300 passenger aircraft for use as cargo freighters. Line maintenance support has been given to Dragonair's operations in Beijing, Shanghai and to all foreign carriers operating into Xiamen. In May, the Company increased its interest in TAECO by acquiring 4.09% from SIA Engineering Company Limited. The profit attributable to the Group increased over 2000.

年因有預約工程取消，令員工工時及設施使用率下降。二零零一年售出之工時為一百三十萬小時，較二零零零年減少百分之六點三。

部件及航電大修

大修部在將軍澳擁有一幢五層高樓宇，提供逾七千平方米之現代化工場空間，及僱用員工約二百四十人。工場設施於年內維持相當的使用率，隨著與兩家空中巴士部件原件生產商達成協議提供保用及修理服務，二零零二年間之使用率應可進一步提高。

共控公司

廈門太古飛機工程公司經營兩個機庫，每個均可完全容納兩架廣體飛機。第三個規模相若的機庫現正興建中。這個新的機庫原本計劃於二零零二年年底投入運作，但隨著最近市況下調，啟用日期已決定延至二零零三年第二季。廈門太古飛機工程公司的機庫設施大部分為股東客戶（或其聯繫機構）使用，使用率於二零零一年保持高企， 完成了多項全面性的大規模維修計劃，並將波音747-200/300型客機改裝為貨機。此外亦為港龍航空服務北京及上海航綫之飛機，以及所有營運廈門航班的外國航空公司提供外勤維修支援。本公司於五月向新航工程有限公司收購廈門太古飛機工程公司百分之四點零九的股權，從而增持該公司之權益。集團應佔溢利較二零零零年增加。

HAESL had a strong year, with increased revenue and improved profitability. This increase reflected additional throughput and work packages on the Trent 700 and 800 engines. In addition to work performed for Cathay Pacific Airways, which accounts for about 50% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Singapore Airlines, Thai International, Malaysian Airlines, Garuda and China Southern Airlines. In conjunction with Rolls-Royce plc and Singapore Airlines Engineering, the Company has established a Trent engine overhaul facility in Singapore complementing the Hong Kong capabilities of HAESL. This joint venture, Singapore Aero Engine Services Pte. Limited, in which HAESL has a 20% interest, started operations in January 2002.

Goodrich Aerospace Asia-Pacific Limited, (formerly BFGoodrich Aerospace Asia-Pacific Limited), which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong, continued to perform very well.

In June, China Eastern Airlines acquired a 30% interest in GE Engine Services (Xiamen) Limited from the General Electric Company; the latter sold a further 10% to Hainan Airlines in the second half of the year. TAECO retains an effective 20% through intermediate holding companies. The facility was opened in June 2001, with the capability initially to strip and rebuild GE engines. The ability to refurbish and repair engine components will be developed during the coming year.

Shandong TAECO Aircraft Engineering Company Limited, which provides a heavy maintenance service for narrow-bodied aircraft and in particular B737 aircraft, is expanding its capacity to meet customers' projected needs. In January 2002, the

香港航空發動機維修服務公司本年度表現強勁，收益增加及溢利率均有所提高。這反映特倫特 700及800引擎的工程量及工程計劃有所增加。該公司約佔五成之收益來自為國泰航空公司進行的工程，此外亦為勞斯萊斯公司、亞聯酋航空公司、新加坡航空公司、泰國國際航空公司、馬來西亞航空公司、印尼航空公司及中國南方航空公司提供重大的引擎工程服務。該公司與勞斯萊斯公司及新航工程有限公司在新加坡合資成立一項特倫特引擎大修設施，與香港航空發動機維修服務公司在香港的設施相輔相成。此合資聯營公司稱為新加坡航空發動機維修服務有限公司，於二零零二年一月投入運作。香港航空發動機維修服務公司擁有此合資聯營公司百分之二十權益。

Goodrich Aerospace Asia-Pacific Limited (前為BFGoodrich Aerospace Asia-Pacific Limited) 於香港粉嶺從事碳質掣動片整修及輪轂大修業務，表現繼續非常良好。

中國東方航空公司於六月從通用電力公司收購通用電氣發動機服務(廈門)有限公司三成權益；通用電力公司於下半年再售出一成權益予海南航空公司。廈門太古飛機工程透過中間控股公司保留二成實質權益。該項設施於二零零一年六月啟用，初期可進行通用電力引擎的拆解及重新裝配工程。來年將發展引擎翻新及修理的工程。

山東太古飛機工程有限公司為狹體飛機(特別是波音 737 型飛機)提供大規模維修服務，並正致力擴展其工程能力，以應



Component and avionics overhaul services at Tseung Kwan O, Hong Kong
於香港將軍澳提供之部件大修及航電大修服務

company started to build a second hangar, which is planned to cost US$8.6 million and is scheduled for completion in the first quarter of 2003. This company is profitable.

In-Services Asia Limited, a jointly controlled company in which the Company has a 35% interest, was incorporated and started operations in March 2001. The joint venture partner, Intertechnique, is a subsidiary of Groupe Zenith and is an Airbus Original Equipment Manufacturer. The new company will sell Intertechnique components, and provide a warranty and repair service to customers. The Company has also installed Sogerma computerised component testing equipment, which it is operating under agreement with Sogerma pending the finalisation of a joint venture.

付客戶未來的需求。該公司計劃耗資八百六十萬美元，於二零零二年一月動工興建第二個機庫，預期於二零零三年首季落成。該公司可錄得盈利。

In-Services Asia Limited 乃一家共控公司，於二零零一年三月成立並投入運作，本公司持有其中三成半的權益。合資聯營夥伴Intertechnique 乃 Groupe Zenith 的附屬公司，是一家空中巴士原件生產商。新公司將出售 Intertechnique 部件，並為客戶提供保用及修理服務。本公司亦已安裝 Sogerma 電腦部件測試設備，現根據與 Sogerma 的協議運作，並等待合資聯營落實。

Financial review

The improvement in recurring profits seen in the first half of the year continued into the second half, although a weak fourth quarter led to a fall in attributable profit of 22% to HK$312 million which included a net reduction of HK$108 million in non-recurring profits.

Revenue increased by 7%, primarily reflecting increased activity at the airport during the first nine months of the year, together with more material used on aircraft in the hangar, particularly with the freighter conversion work undertaken.

Direct expenses increased in line with the increase in revenue and overheads were little changed year on year except that, as commented on more fully in Note 26 to the Accounts,

財務回顧

儘管第四季業績表現疲弱，引致股東應佔溢利下降百分之二十二至港幣三億一千二百萬元（其中包括非經常性溢利淨額減少港幣一億零八百萬元），但經常性溢利於上半年的增長仍得以持續至下半年。

集團之收益增加百分之七，主要反映年內首九個月之機場航班升降量上升，以及機庫之飛機工程的物料使用量提高，特別是進行中之貨機改裝工程。

直接費用主要跟隨收益上升而增加，年來除了在本地僱員退休福利計劃的供款增加港幣三千萬元外（詳見賬目附註26），間接費用變化並不大。

Heavy maintenance at Xiamen, Mainland China
於中國內地廈門提供之大型維修服務


TAECO

contributions to the local staff retirement benefit scheme increased by HK$30 million.

The contribution before tax from jointly controlled companies increased by HK$59 million, or 36%, to HK$222 million. Most of this increase was from HAESL.

Dividend

Your Directors have recommended a final dividend for 2001 of HK$0.42 per share which, together with the interim dividend of HK$0.23 per share paid on 24th September 2001, results in a total distribution for the year of HK$0.65 per share, an increase of 7% over the total dividend declared for 2000. The total dividend paid and proposed in respect of 2001 is HK$108 million, with dividend cover of 2.9 times.

Net assets

Net assets increased during the year from HK$2,624 million to HK$2,825 million. Capital expenditure amounted to HK$38 million, mostly on tooling and vehicles used on the airfield. Working capital increased from HK$85 million to HK$139 million.

Net liquid funds and financing

Cash, cash equivalents and short term deposits increased by HK$107 million to HK$126 million during the year, with strong net operating cash flow. The Company is expected to generate liquid funds during 2002 which will exceed its operating, working capital and budgeted capital expenditure requirements. In addition, it has negotiated loan facilities equivalent to HK$454 million, of which HK$376 million is subject to renewal during 2002.

來自共控公司的除稅前業績貢獻增加港幣五千九百萬元，或百分之三十六至港幣二億二千二百萬元。大部分增額來自香港航空發動機維修服務公司。

股息

董事局建議派發二零零一年度末期股息每股港幣0.42元，連同於二零零一年九月二十四日已派發之中期股息每股港幣0.23元，本年度共派息每股港幣0.65元，比二零零零年全年派發之股息增加百分之七。二零零一年已付及擬派之股息總額為港幣一億零八百萬元，盈利股息比率為二點九倍。

資產淨值

年內資產淨值由港幣二十六億二千四百萬元增加至港幣二十八億二千五百萬元。資本開支總計港幣三千八百萬元，大部分用於機場使用之器具及車輛。營運資金由港幣八千五百萬元上升至港幣一億三千九百萬元。

流動資金淨值及融資

年內之現金、現金等價物及短期存款增加港幣一億零七百萬元至港幣一億二千六百萬元，營業現金流入淨額表現強勁。本公司預計於二零零二年內可帶來之流動資金超過應付其營業、營運資金及預算資本性開支需要。此外，本公司議好之信貸安排相當於港幣四億五千四百萬元，其中港幣三億七千六百萬元需於二零零二年內續期。

Currency fluctuations

The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled entities is substantially in those same currencies as are those of its jointly controlled entities in Mainland China, which also use Renminbi. No hedging instruments have been put in place to protect the Company against any potential losses arising from foreign exchange fluctuations as a result of trading in this mix of currencies.

Environment

In recognition of its impact on the environment, when it moved to Chek Lap Kok and built its new facilities in Tseung Kwan O, the Company incorporated numerous systems to minimise the effect of effluents on the environment. Since then, it has initiated projects to reduce where possible energy and resource usage.

Staff

The Company employed 3,591 staff at the end of 2001, a small decrease from the end of 2000. This number included 223 craftsmen and engineering apprentice trainees for TAECO and 146 full-time HAECO employees who have been seconded to TAECO. In view of the current weakness in the market, the Company has imposed a recruitment freeze in 2002, but will continue to seek suitable engineering apprentices. This is expected to lead to a 3.5% reduction in headcount during the coming year.

In addition TAECO employed 1,646 local staff and HAESL 668 staff.

貨幣浮動

本集團之收入以港幣或美元為主。本公司及其以香港為基地之共控公司之營運及資本性開支均以同類貨幣為主，而其在中國內地之共控公司之開支並同時以人民幣計算。集團並未設立對沖金融之機制，以保障本公司由於以此混合貨幣交易因外匯浮動而可能帶來之損失。

環境保護

本公司明白到其業務對環境造成的影響，於遷往赤鱲角及於將軍澳興建新設施時，設置了多套環保系統，務求盡量減低污水及廢氣對環境造成的影響。自此，本公司已確定了多項計劃以求盡量減少能源及資源的浪費。

職工

本公司於二零零一年底僱用員工三千五百九十一人，較二零零零年底略為減少。此數字包括來自廈門太古飛機工程公司接受培訓的二百二十三名技工及工程學徒，以及一百四十六名借調往該公司之港機工程全職僱員。鑒於現時市場疲弱，本公司於二零零二年凍結人手，但仍會繼續物色合適的工程學徒。預期此措施會導致來年員工數目減少百分之三點五。

此外，廈門太古飛機工程公司僱用一千六百四十六名本地員工，香港航空發動機維修服務公司則僱用六百六十八名員工。

The good result for the year reflects the hard work and commitment of all the staff, and on behalf of the shareholders, I would like to thank them for their continuing support.

本年度之業績表現良好，乃全體員工辛勤努力及忠心服務的成果。本席謹代表股東衷心感謝他們一直以來的支持。

Outlook

The interim report noted that the Company had seen improved profitability during the first half of the year as the fleets of its major customers grew and the number of flights through Hong Kong International Airport increased, despite a significant downturn in freighter business from the last quarter of 2000. This situation continued through the third quarter but there has been a marked change since the events in September. A number of the Company's major customers have indicated that they have grounded or intend to ground a number of aircraft and that they plan to reduce the frequency of their scheduled flights through Hong Kong. Although there was a seasonal improvement in the freight business before Christmas, there is no indication that this rally is sustainable. Consequently, the Company and its jointly controlled entities expect the volume of business to drop in 2002. In addition, rates will continue to be under pressure, due to both the worldwide capacity for heavy maintenance and the competitive environment for technical and non-technical line maintenance services at Chek Lap Kok. Whilst the Company expects to remain profitable, 2002 will be a challenging year.

展望未來

中期報告指出儘管貨物空運業務於二零零零年尾季顯著下調，但隨著主要客戶擴充機隊及進出香港國際機場之航班數目增加，本公司上半年之盈利率仍有所改善。此情況持續至第三季，但自九月發生事故之後出現急劇轉變。本公司多個主要客戶均表示已經或有意停飛多架飛機，並計劃減少進出香港的定期航班班次。雖然貨物空運業務在聖誕節前出現季節性的增長，但未有跡象顯示此反彈現象會持續。因此，本公司及其共控公司預期二零零二年之業務量會下降。此外，由於全球大規模維修能力過剩及赤鱲角在技術性及非技術性外勤維修服務方面競爭激烈，此將會繼續對價格構成壓力。雖然二零零二年將會充滿考驗，但本公司預期仍可繼續錄得溢利。

David Turnbull
Chairman

Hong Kong, 5th March 2002

主席
唐寶麟

香港，二零零二年三月五日

Directors 董事

Executive Directors

David Turnbull aged 46, has been Chairman of the Board since September 1995. He was Director and Managing Director of the Company from January 1990 to December 1993 and rejoined the Board in March 1995. He is also Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1976.

Chan Ping Kit aged 56, was appointed Deputy Chairman and Chief Executive Officer on 8th August 2001. He first joined the Company in 1966 and resigned from the Company as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993. He was appointed Managing Director in July 1998.

John Paterson aged 45, has been a Director of the Company since October 1998 and was appointed Chief Operating Officer of the Company on 1st January 2002. He joined the Swire Group in September 1978. He is also a Director of Hong Kong Aero Engine Services Limited and Singapore Aero Engine Services Pte. Limited.

Mark Hayman aged 41, joined the Company in October 2001 and was appointed a Director on 1st February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire Group in 1987.

Marven Bowles aged 51, has been Finance Director since October 2000. He was Company Secretary from August 1991 to October 1997 and has held several senior management positions with the Swire Group, which he joined in 1981.

Stephen Lau Kwong Chuen aged 59, has been a Director of the Company since January 1997. He joined the Company in August 1975 and has previously held the positions of General Manager (Personnel) from January 1990 to December 1993 and General Manager (Personnel and Administration) from January 1994 to December 1996.

常務董事

唐寶麟 現年四十六歲，自一九九五年九月起出任董事局主席。彼於一九九零年一月至一九九三年十二月期間出任本公司董事兼董事總經理，並於一九九五年三月再次加入董事局。彼亦為國泰航空有限公司副主席兼行政總裁，並為太古股份有限公司及香港太古集團有限公司董事。彼於一九七六年加入太古集團。

陳炳傑 現年五十六歲，於二零零一年八月八日獲委任為副主席兼行政總裁。彼於一九六六年首次加入本公司，於一九九零年六月離職，當時為本公司副總工程師(維修)。彼於一九九二年十二月再次加入本公司為總經理(基地維修及中國業務)，於一九九三年十一月獲委任為董事。彼於一九九八年七月獲委任為董事總經理。

鮑天頌 現年四十五歲，自一九九八年十月起出任本公司董事，於二零零二年一月一日獲委任為本公司營運總裁。彼於一九七八年九月加入太古集團。彼亦為香港航空發動機維修服務有限公司及新加坡航空發動機維修服務有限公司之董事。

馬海文 現年四十一歲，於二零零一年十月加入本公司，並於二零零二年二月一日獲委任為董事。彼曾為國泰航空有限公司工程策劃及技術供應總經理。彼於一九八七年加入太古集團。

馬文博 現年五十一歲，自二零零零年十月起出任財務董事。彼於一九九一年八月至一九九七年十月期間出任公司秘書，並曾於太古集團擔任多個高層管理職位。彼於一九八一年加入太古集團。

劉廣全 現年五十九歲，自一九九七年一月起出任本公司董事。彼於一九七五年八月加入本公司，於一九九零年一月至一九九三年十二月期間出任總經理(人事)，及於一九九四年一月至一九九六年十二月出任總經理(人事及行政)。

Non-Executive Directors

Derek Cridland aged 56, has been a Director of the Company since May 1998. He is also Engineering Director of Cathay Pacific Airways Limited and a Director of AHK Air Hong Kong Limited and Associated Engineers Limited.
Alternate: Chris Gibbs

Dinty Dickson Leach*† aged 56, has been a Director of the Company since July 1986. He is also a Vice Chairman of CLP Holdings Limited, Chairman of Tai Ping Carpets International Limited and Sir Elly Kadoorie & Sons Limited and a Director of The Hongkong & Shanghai Hotels, Limited.
Alternate: The Hon Michael Kadoorie

Davy Ho Cho Ying aged 54, was appointed a Director in September 1999. He joined the Swire Group in 1970 and has worked with the Group in Hong Kong and Taiwan. He is also a Director of Swire Pacific Limited.

Peter Johansen† aged 59, has been a Director since July 1984. He joined the Swire Group in 1973 and has worked with the Group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited and Swire Pacific Limited.

Tony Tyler aged 46, has been a Director of the Company since December 1996. He joined the Swire Group in 1977 and has worked in Australia, the Philippines, Canada, Japan and Europe. He is a Director of John Swire & Sons (H.K.) Limited, Director Corporate Development of Cathay Pacific Airways Limited and a Director of Hong Kong Dragon Airlines Limited.

Dr. Alex Wu Shu Chih*† CBE, LLD, JP aged 81, has been a Director of the Company since January 1983. He is also the Chairman of Fidelity Management Limited, Vice Chairman of Dai Nippon Printing Co., (HK) Limited and a non-executive Director of a number of listed companies including Hong Kong Ferry Co. Limited.

* Independent Non-Executive Director † Member of the Audit Committee

非常務董事

梁德基 現年五十六歲，自一九九八年五月起出任本公司董事。彼為國泰航空有限公司工務董事，並為華民航空有限公司及聯誼工程有限公司董事。
代董事：簡柏基

李德信*† 現年五十六歲，自一九八六年七月起出任本公司董事。彼亦為中電控股有限公司副主席、太平地氈國際有限公司及嘉道理父子有限公司主席，以及香港上海酒店有限公司董事。
代董事：米高嘉道理

何祖英 現年五十四歲，於一九九九年九月獲委任為董事。彼於一九七零年加入太古集團，曾在集團之香港及台灣辦事處工作。彼亦為太古股份有限公司董事。

容漢新† 現年五十九歲，自一九八四年七月起出任董事。彼於一九七三年加入太古集團，曾在集團之香港及日本辦事處工作。彼亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟 現年四十六歲，自一九九六年十二月起出任本公司董事。彼於一九七七年加入太古集團，曾在澳洲、菲律賓、加拿大、日本及歐洲工作。彼為香港太古集團有限公司董事、國泰航空有限公司企業發展董事及港龍航空有限公司董事。

吳樹熾博士*† CBE, LLD, JP 現年八十一歲，自一九八三年一月起出任本公司董事。彼亦為正信工商顧問有限公司主席、大日本印刷香港有限公司副主席及多間上市公司包括香港小輪有限公司之非常務董事。

* 獨立非常務董事 † 審核委員會成員

Executive Officers 行政人員

Secretary

Paul Moore aged 44, has been Company Secretary since October 1997. He joined the Swire Group in 1989 and has worked with the Group in Hong Kong and Japan.

Executive Officers

Fred Chan Chi Hung aged 54, joined the Company in 1967 and was appointed General Manager Component & Avionics Overhaul in December 1996. He is also Director and General Manager of Goodrich Aerospace Asia-Pacific Limited.

Woo Hung Kwong aged 50, joined the Company in 1981 and was appointed General Manager Finance in August 2000.

Ashok Sathianathan aged 54, rejoined the Company in 1992, was appointed a General Manager in August 1998 and is currently General Manager Commercial with responsibility for material management and commercial functions. He was previously employed by the Company from 1987 to 1989.

Paul Yu aged 54, has been General Manager Maintenance since December 1999. He rejoined the Company as General Manager (Base Maintenance) in September 1997. He was previously employed by the Company from 1967 to 1990.

公司秘書

Paul Moore 現年四十四歲，自一九九七年十月起出任公司秘書。彼於一九八九年加入太古集團，並曾在集團之香港及日本辦事處工作。

行政人員

陳智雄 現年五十四歲，於一九六七年加入本公司，於一九九六年十二月獲委任為零件及航電大修總經理。彼亦為Goodrich Aerospace Asia-Pacific Limited 董事兼總經理。

胡雄光 現年五十歲，於一九八一年加入本公司，並於二零零零年八月獲委任為財務總經理。

沙舒雅 現年五十四歲，於一九九二年再次加入本公司，並於一九九八年八月獲委任為總經理，現為商務總經理，負責物資管理及商業職務。彼曾於一九八七年至一九八九年受聘於本公司。

虞金林 現年五十四歲，自一九九九年十二月起出任維修總經理。彼於一九九七年九月再次加入本公司出任總經理(基地維修)。彼曾於一九六七年至一九九零年受聘於本公司。

Corporate Information 公司資料

Registered Office
35th Floor, Two Pacific Place
88 Queensway, Hong Kong

註冊辦事處
香港金鐘道八十八號
太古廣場二期三十五字樓

Auditors
PricewaterhouseCoopers

核數師
羅兵咸永道會計師事務所

Depositary
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website: http://www.bankofny.com/adr
(Toll free) 1-888-BNY-ADRS

股票托管處
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址：http://www.bankofny.com/adr
(美國境內免費電話) 1-888-BNY-ADRS

Principal Banker
The Hongkong and Shanghai Banking
Corporation Limited

主要往來銀行
香港上海滙豐銀行有限公司

Registrars
Central Registration Hong Kong Limited
19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.haeco.com

查詢有關香港飛機工程有限公司詳情，請聯絡：

香港飛機工程有限公司
公共事務經理
香港金鐘道八十八號，太古廣場二期三十五字樓
電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.haeco.com

Report of the Directors 董事局報告

The Directors submit their report and the audited accounts for the year ended 31st December 2001, which are set out on pages 24 to 47.

董事局謹提呈截至二零零一年十二月三十一日止年度之報告書及經審核賬目。該等賬目詳列於第二十四頁至第四十七頁。

Principal activity and results

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance. Its operations are carried out principally in Hong Kong. The results of the Group are set out in the consolidated profit and loss account on page 24.

主要業務及業績

香港飛機工程有限公司集團主要業務為經營商用飛機之大修及維修業務。其業務主要在香港進行。本集團之業績詳列於第二十四頁之綜合損益賬內。

Ten year financial summary

A ten year financial summary of the results and of the assets and liabilities of the Group is shown on pages 2 and 3.

十年財務概要

本集團之業績、資產及負債之十年財務概要載於第二頁及第三頁。

Dividends

The Directors recommend the payment of a final dividend of HK$0.42 per ordinary share for the year ended 31st December 2001 which, together with the interim dividend of HK$0.23 per ordinary share paid on 24th September 2001 makes a total dividend for the year of HK$0.65 per ordinary share. This represents a total distribution for the year of HK$108.3 million. Subject to the approval of the 2001 final dividend by the shareholders at the Annual General Meeting on 14th May 2002, it is expected that the dividend will be paid on 21st May 2002 to shareholders registered on 14th May 2002. The shareholders' register will be closed from 6th May 2002 to 14th May 2002, both dates inclusive.

股息

董事局建議派發截至二零零一年十二月三十一日止年度之末期股息每普通股港幣0.42元，連同於二零零一年九月二十四日已派發之中期股息每普通股港幣0.23元，全年派息為每普通股港幣0.65元。全年派息總額為港幣一億八百三十萬元。二零零一年末期股息有待股東於二零零二年五月十四日召開之股東週年大會通過，股息預期於二零零二年五月二十一日派發予於二零零二年五月十四日名列股東名冊內之股東。股票過戶手續將於二零零二年五月六日至二零零二年五月十四日(包括首尾兩天)暫停辦理。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 21 to the accounts.

儲備賬

本公司及本集團年內之儲備賬變動見賬目附註第21條。

Accounting policies

The principal accounting policies of the Group are set out in note 2 to the accounts.

會計政策

本集團之主要會計政策見賬目附註第2條。

Donations

During the year the Company and its subsidiary made donations for charitable purposes totalling HK$0.7 million.

捐款

本年度內，本公司及其附屬公司之慈善捐款共達港幣七十萬元。

Fixed assets

Movements of fixed assets are shown in note 14 to the accounts.

固定資產

固定資產增減詳情，見賬目附註第14條。

Significant transactions with a related company

Various contracts in relation to the maintenance and overhaul of Cathay Pacific Airways Limited's aircraft and related equipment, which in total are significant and represented approximately 39% of the Group's turnover in 2001, exist between the Group and Cathay Pacific Airways Limited. These contracts have all been concluded on normal commercial terms in the ordinary and usual course of business of the Group and Cathay Pacific Airways Limited.

與一間有關連公司之重大交易

本公司與國泰航空有限公司簽訂多項總數龐大之合約，相當於本集團二零零一年營業總額約百分之三十九，此等合約乃關於國泰航空有限公司之飛機及有關設備之維修及大修。此等合約均在本集團及國泰航空有限公司以按一般商業條件以及正常業務程序下簽訂。

Share capital

During the year under review, the Company purchased 532,000 of its shares on The Stock Exchange of Hong Kong Limited. The repurchases of the Company's shares were considered by Directors to be in the long-term interests of Shareholders to the extent that they would result in increases in earnings per share and the return on Shareholders' capital and would not weaken the Company's balance sheet or its ability to make other investments. All of these shares purchased were subsequently cancelled. Details of the repurchases are as follows:

股本

在本年度內，本公司於香港聯合交易所有限公司購回本公司共532,000股股份。董事局認為購回本公司股份將令每股盈利及股東資金回報增加，及不會削弱本公司之資產負債表或其進行其他投資的能力，因此將為股東帶來長遠利益。所有該等購回之股份其後已被註銷。購回股份詳情如下：

Month	Number of shares purchased 購回股份數目	Highest price paid per share 每股最高價格 *(HK$ 港元)*	Lowest price paid per share 每股最低價格 *(HK$ 港元)*	Total paid 總價格 *(HK$ 港元)*	月份
November 2001	147,200	11.98	11.65	1,733,340	二零零一年十一月
December 2001	384,800	12.20	11.90	4,629,580	二零零一年十二月
	532,000			6,362,920	

As at 31st December 2001, 166,451,450 shares were in issue (31st December 2000 : 166,983,450 shares).

於二零零一年十二月三十一日，已發行股份為166,451,450股(二零零零年十二月三十一日為166,983,450股)。

Agreement for services

Under an agreement between the two parties, the Company reimburses costs and pays fees to John Swire & Sons Limited in exchange for services provided. This agreement can be terminated by either party giving not less than 12 months notice to take effect on 31st December 2003 or 31st December in any subsequent year. As a Director and shareholder of John Swire & Sons Limited, Peter Johansen is interested in this agreement.

服務協議

根據本公司與英國太古集團有限公司所訂立之協議，本公司須就英國太古集團有限公司所提供之服務向其支付服務成本及費用。協議任何一方均可給予不少於十二個月通知於二零零三年十二月三十一日或此後任何年份之十二月三十一日終止該協議。容漢新作為英國太古集團有限公司之董事兼股東，在該協議中有利益關係。

Major customers and suppliers

63% of sales and 32% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 39% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited while 10% of purchases were made from the largest supplier, Boeing Commercial Aeroplanes Group.

主要顧客及供應商

年內，本集團之五大顧客及供應商分別佔本公司銷售額百分之六十三及採購額百分之三十二。本集團之最大顧客國泰航空有限公司佔本公司銷售額百分之三十九，而最大供應商波音商業飛機集團則佔本公司採購額百分之十。

No Director, their associates or any shareholder who to the knowledge of the Directors owns more than 5% of the Company's issued share capital (other than in respect to Cathay Pacific Airways Limited) has an interest in the customers or suppliers disclosed above.

據董事局所知，並無董事、彼等之聯繫人士或任何擁有百分之五以上本公司已發行股本之股東(國泰航空有限公司除外)，持有在上文披露之顧客或供應商之權益。

Directors

The names of the present Directors of the Company are listed on pages 14 and 15 of this Report and with the exception of Mark Hayman, they all served throughout the year and still hold office at the date of this report.

Of these, Mark Hayman was appointed a Director on 1st February 2002. In addition, Keith Law served as a Director of the Company until his retirement on 31st January 2002.

At various times during the year, Chris Gibbs and The Hon Michael Kadoorie served as alternate Directors.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith Derek Cridland, John Paterson and Dinty Dickson Leach retire this year and being eligible, offer themselves for re-election.

Mark Hayman having been appointed to the Board under Article 91 of the Articles of Association of the Company since the last Annual General Meeting, also retires and, being eligible, offers himself for re-election.

No Director has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Details of Directors' remuneration are provided in note 4 to the Accounts.

董事

本公司現任董事之芳名列於第十四頁及第十五頁，除馬海文外，其餘所有董事皆於年內全年任職，並於本報告書公佈之日仍然在任。

其中，馬海文於二零零二年二月一日獲委任為董事。此外，羅基富出任本公司董事直至二零零二年一月三十一日退休為止。

於本年度內之不同時間，簡柏基及米高嘉道理出任代董事。

根據本公司章程第九十三條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，梁德基、鮑天頌及李德信於本年輪值告退，但因符合資格均願候選連任。

馬海文根據本公司章程第九十一條於上屆股東週年大會後獲委任，亦須告退，但因符合資格願候選連任。

各董事均無與本公司訂有不可由僱主免付賠償金(法定之賠償金除外)而於一年內終止之服務合約。

董事酬金詳情見賬目附註第4條。

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board) of The Stock Exchange of Hong Kong Limited.

公司管治

本公司全年均遵守香港聯合交易所有限公司上市規則(主版)內之最佳應用守則。

Directors' interests

At 31st December 2001, the beneficial interests of the Directors in the shares of the Company, as recorded in the register maintained under section 29 of the Securities (Disclosures of Interests) Ordinance ("SDI") were as follows:

董事權益

於二零零一年十二月三十一日，根據證券(披露權益)條例(披露權益條例)第二十九條須設立之名冊內所登記，各董事在本公司之股份中有實益如下:

	Personal 個人權益	Family 家族權益	Other 其他權益	Total 總計	
The Hon Michael Kadoorie (alternate Director)	–	–	3,782,886*	3,782,886	米高嘉道理(代董事)
Dinty Dickson Leach	100,000	–	–	100,000	李德信
John Paterson	8,000	–	–	8,000	鮑天頌

** By virtue of the SDI, The Hon Michael Kadoorie and his family were deemed to be interested in 3,782,886 shares in the Company, which are held through discretionary trusts.*

** 依據披露權益條例之規定，米高嘉道理及其家族透過全權信託被視為在本公司該批3,782,886股股份中有利益關係。*

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，本公司之任何董事或彼等之配偶或未成年子女並無獲授權或行使權利，以認購本公司股份、認股權證或債券。

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the share capital or warrants of the Company or its associated corporations (within the meaning of SDI).

除上述外，本公司之董事並無實益或非實益擁有本公司或其相聯法團之股本或認股權證(定義見披露權益條例)。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

在本年度任何期間內，除在此報告內所述外，本公司或其任何相聯法團所簽訂之重要合約，概無董事在其中直接或間接擁有重大實益。

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

在本年度任何期間內，本公司或其任何相聯法團，概無任何安排，使公司董事得以購買本公司或其他法人團體之股份或債券而獲利。

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 2001, the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

主要股東

根據披露權益條例第十六(一)條須設立之主要股東名冊顯示，於二零零一年十二月三十一日，本公司已獲通知以下之權益，相等於本公司已發行股本百分之十或以上。此等權益不包括在上述各董事之披露權益內。

	Number of shares 股份數目	
John Swire & Sons Limited	99,649,103	英國太古集團有限公司
John Swire & Sons (H.K.) Limited	99,649,103*	香港太古集團有限公司
Swire Pacific Limited	99,649,103*	太古股份有限公司
Cathay Pacific Airways Limited	45,649,686*	國泰航空有限公司

* *Duplications of John Swire & Sons Limited's holding*

* *與英國太古集團有限公司之持股量重複*

Subsequent events

In January 2002, the Company announced the discontinuation of the contract staff housing loan scheme. Instead, the Company has arranged for a bank to provide housing loans to staff at a preferential interest rate. This will result in staff housing loans of approximately HK$170 million, included under current assets, being repaid to the Company during 2002.

期後事項

本公司於二零零二年一月宣佈中止合約僱員房屋貸款計劃。公司已安排銀行為員工提供優惠利率房屋貸款作替代。為此，二零零二年間將有大約港幣一億七千萬元(已列載於流動資產)之僱員房屋貸款償還本公司。

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

核數師

在即將舉行之股東週年大會上將動議通過再聘請羅兵咸永道會計師事務所為本公司核數師之決議案。

By order of the Board

David Turnbull

Chairman

Hong Kong, 5th March 2002

承董事局命

主席

唐寶麟

香港，二零零二年三月五日

Consolidated profit and loss account

for the year ended 31st December 2001

綜合損益賬

截至二零零一年十二月三十一日止年度

(in HK$ Million)	Note 附註	**2001**	2000	*(港幣百萬元)*
Turnover	*2(k)*	**1,950.4**	1,821.1	營業總額
Operating expenses:				營業開支：
Staff remuneration	*3*	**(1,051.7)**	(992.5)	職員薪酬
Cost of direct material/job expenses		**(430.6)**	(363.1)	直接材料費用／工作開支
Depreciation		**(103.4)**	(105.6)	折舊
Operating lease rentals – land & buildings		**(59.8)**	(63.8)	營業租賃租金 – 土地及樓宇
Auditors' remuneration		**(0.7)**	(0.7)	核數師酬金
Changes in work in progress		**32.8**	52.5	未完工程變動
Other operating expenses		**(232.7)**	(230.9)	其他營業開支
Profit on sale of staff housing	*5*	**6.7**	75.2	出售員工房屋溢利
Profit on sale of business to a jointly controlled company	*6*	**6.8**	–	出售業務予一家共控公司溢利
Profit on sale of shares in jointly controlled companies	*7*	**–**	46.4	出售共控公司股份溢利
Operating profit		**117.8**	238.6	營業溢利
Net finance income	*8*	**9.4**	23.2	財務收入淨額
Net operating profit		**127.2**	261.8	營業淨溢利
Share of results of jointly controlled companies	*9*	**222.2**	163.0	應佔共控公司業績
Profit before taxation		**349.4**	424.8	除稅前溢利
Taxation	*10*	**(37.1)**	(24.1)	稅項
Profit after taxation		**312.3**	400.7	除稅後溢利
Minority interest		**(0.1)**	(0.3)	少數股東權益
Profit attributable to shareholders	*11*	**312.2**	400.4	股東應佔溢利
Dividends				股息
Interim – paid		**38.4**	42.3	中期 – 已付
Final – proposed		**69.9**	63.4	末期 – 擬派
	12	**108.3**	105.7	
Earnings per share	*13*	**HK$1.87**	HK$2.21	每股盈利
Dividends per share	*12*	**HK$0.65**	HK$0.61	每股股息

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Consolidated balance sheet

at 31st December 2001

綜合資產負債表

二零零一年十二月三十一日結算

(in HK$ Million)	Note 附註	**2001**	2000	*(港幣百萬元)*
Fixed assets	*14*	**1,635.7**	1,708.0	**固定資產**
Investment in jointly controlled companies	*16*	**868.5**	621.0	**在共控公司的投資**
Deferred items				**遞延項目**
Staff loans		**5.2**	193.0	職員借款
Promissory note		**4.2**	3.3	期票
Interest receivable		**37.5**	28.8	應收利息
Deferred taxation		**(58.3)**	(46.3)	遞延稅項
	17	**(11.4)**	178.8	
Current assets				**流動資產**
Stocks of aircraft parts	*18*	**70.3**	77.3	飛機零件存貨
Work in progress	*18*	**118.8**	86.0	未完工程
Debtors and prepayments	*19*	**188.5**	224.6	應收及預付賬項
Staff loans		**171.1**	11.9	職員借款
Amounts due from jointly controlled companies		**17.9**	11.3	應收共控公司款項
Deposits maturing after three months		**12.5**	10.9	逾三個月定期存款
Short term deposits and bank balances		**113.0**	7.6	短期存款及銀行結存
		692.1	429.6	
Current liabilities				**流動負債**
Creditors and accruals	*19*	**351.7**	310.2	應付及應計賬項
Term loan due within one year	*22*	**3.3**	3.0	一年內期滿之長期借款
Amount due to jointly controlled companies		**4.9**	–	應付共控公司款項
		359.9	313.2	
Net current assets		**332.2**	116.4	**流動資產淨值**
		2,825.0	2,624.2	
Financed by :				*資本來源：*
Share capital	*20*	**166.5**	167.0	**股本**
Reserves	*21*	**2,546.2**	2,341.7	**儲備**
Shareholders' funds		**2,712.7**	2,508.7	**股東資金**
Minority interest		**5.2**	5.1	**少數股東權益**
Long term loan	*22*	**107.1**	110.4	**長期借款**
		2,825.0	2,624.2	

David Turnbull
Alex Wu Shu Chih
Directors

董事
唐寶麟
吳樹熾

Hong Kong, 5th March 2002

香港，二零零二年三月五日

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Company balance sheet

at 31st December 2001

公司資產負債表

二零零一年十二月三十一日結算

(in HK$ Million)	Note 附註	2001	2000	*(港幣百萬元)*
Fixed assets	14	**1,635.7**	1,708.0	**固定資產**
Subsidiary company	15	**0.3**	0.3	**附屬公司**
Investment in jointly controlled companies	16	**485.0**	425.7	**在共控公司的投資**
Deferred items				**遞延項目**
Staff loans		**5.2**	193.0	職員借款
Promissory note		**4.2**	3.3	期票
Interest receivable		**37.5**	28.8	應收利息
Deferred taxation		**(58.3)**	(46.3)	遞延稅項
	17	**(11.4)**	178.8	
Current assets				**流動資產**
Stocks of aircraft parts	18	**70.3**	77.3	飛機零件存貨
Work in progress	18	**118.8**	86.0	未完工程
Debtors and prepayments	19	**188.5**	224.5	應收及預付賬項
Staff loans		**171.1**	11.9	職員借款
Amounts due from jointly controlled companies		**17.9**	11.3	應收共控公司款項
Short term deposits and bank balances		**112.4**	5.8	短期存款及銀行結存
		679.0	416.8	
Current liabilities				**流動負債**
Creditors and accruals	19	**346.0**	310.1	應付及應計賬項
Term loan due within one year	22	**3.3**	3.0	一年內期滿之長期借款
Amount due to jointly controlled companies		**4.9**	–	應付共控公司款項
		354.2	313.1	
Net current assets		**324.8**	103.7	**流動資產淨值**
		2,434.4	2,416.5	
Financed by :				*資本來源：*
Share capital	20	**166.5**	167.0	**股本**
Reserves	21	**2,160.8**	2,139.1	**儲備**
Shareholders' funds		**2,327.3**	2,306.1	**股東資金**
Long term loan	22	**107.1**	110.4	**長期借款**
		2,434.4	2,416.5	

David Turnbull
Alex Wu Shu Chih
Directors

董事
唐寶麟
吳樹熾

Hong Kong, 5th March 2002

香港，二零零二年三月五日

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Consolidated cash flow statement

for the year ended 31st December 2001

綜合現金流量表

截至二零零一年十二月三十一日止年度

(in HK$ Million)	Note 附註	2001	2000	(港幣百萬元)
Net cash inflow from operating activities	23(a)	**267.8**	189.4	**營業現金流入淨額**
Returns on investments and servicing of finance				**投資收益及財務支出**
Interest received		**11.7**	22.5	已收利息
Interest paid		**(10.6)**	(10.6)	已付利息
Dividends received from jointly controlled companies		**9.8**	17.6	已收共控公司之股息
Dividends paid to:				已付股息予：
– Shareholders		**(101.8)**	(97.7)	– 股東
– Minority interest		**–**	(0.8)	– 少數股東權益
Net cash outflow from returns on investments and servicing of finance		**(90.9)**	(69.0)	投資收益及財務支出之現金流出淨額
Investing activities				**投資業務**
Purchase of fixed assets		**(45.3)**	(61.8)	購買固定資產
Sale of fixed assets		**8.9**	75.2	出售固定資產
Investment in jointly controlled companies		**(30.9)**	(46.8)	在共控公司之投資
Sale of shares in jointly controlled companies		**–**	100.4	出售共控公司股份
Loans advanced to jointly controlled companies		**(21.8)**	(6.4)	予共控公司借款
Net decrease in staff loans		**28.6**	8.9	職員借款減少淨額
Net (increase)/decrease in short-term deposits maturing after three months		**(1.6)**	2.8	逾三個月定期之短期存款(增加)／減少淨額
Net cash (outflow)/inflow from investing activities		**(62.1)**	72.3	投資業務之現金(流出)／流入淨額
Net cash inflow before financing		**114.8**	192.7	融資前之現金流入淨額
Financing	23(b)			**融資**
Repayment of term loan		**(3.0)**	(2.8)	償還長期借款
Purchase of Company's shares		**(6.4)**	(271.6)	購回本公司股份
Net cash outflow from financing		**(9.4)**	(274.4)	融資之現金流出淨額
Increase/(decrease) in cash and cash equivalents	23(c)	**105.4**	(81.7)	**現金及現金等價物增加／(減少)**
Effect on net liquid funds				對流動資金淨額影響
Increase/(decrease) in cash and cash equivalents		**105.4**	(81.7)	現金及現金等價物增加／(減少)
Net increase/(decrease) in short-term deposits maturing after three months		**1.6**	(2.8)	逾三個月定期之短期存款增加/(減少)淨額
Increase/(decrease) in net liquid funds	23(d)	**107.0**	(84.5)	**流動資金淨額增加／(減少)**

Definitions of cash and cash equivalents and of net liquid funds are set out in note 2(i) to the accounts.

現金及現金等價物以及流動資金淨額之定義均載於賬目附註2(i)。

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

Statement of recognised gains and losses

for the year ended 31st December 2001

已確認收益虧損計算表

截至二零零一年十二月三十一日止年度

(in HK$ Million)	Note 附註	**2001**	2000	(港幣百萬元)
Profit attributable to shareholders		**312.2**	400.4	股東應佔溢利
Total recognised gains and losses		**312.2**	400.4	已確認收益虧損總額
Elimination against reserves of goodwill arising on acquisition of a jointly controlled company	*21*	**-**	(26.0)	從儲備中對銷來自收購一間共控公司之商譽值
		312.2	374.4	

The notes on pages 29 to 47 form part of these accounts.

由第二十九頁至第四十七頁之附註均屬此賬目之一部份。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance in Hong Kong. The principal activities of the Group's jointly controlled companies are set out on page 47.

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the two material jointly controlled companies are provided under note 16.

1. 主要業務

香港飛機工程有限公司主要在香港從事商用飛機大修及維修業務。本集團之共控公司之主要業務見第四十七頁。

本公司在香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業績分項資料。

集團之共控公司全皆經營與本公司相同之業務，於香港及海外營運。兩家主要共控公司之財務概要於附註16列述。

2. Statement of principal accounting policies

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of Hong Kong Aircraft Engineering Company Limited and its subsidiary company made up to 31st December.

The results of the subsidiary company are included in the consolidated profit and loss account and the minority interest therein is deducted from the consolidated profit after taxation.

(c) Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for permanent diminution in value, if any.

(d) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. In previous years, goodwill was taken to the revenue reserve in the year in which it arose. Upon the introduction of SSAP 30 "Business combinations", the Group has adopted the transitional provisions prescribed therein. All goodwill arising before 1st January 2001 will continue to be held in the revenue reserves and no reinstatement has been made. Goodwill incurred after 1st January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line base over its estimated useful economic life.

2. 主要會計政策說明

(a) 編製原則

各項賬目乃按照香港普遍接納之會計原則編製，並符合香港會計師公會頒佈之會計準則。各項賬目乃根據歷史成本常規編製。

(b) 綜合原則

綜合賬目包括香港飛機工程有限公司及其附屬公司結算至十二月三十一日之賬目。

附屬公司之業績已包括於綜合損益賬內，其中少數股東權益則自除稅後綜合溢利扣除。

(c) 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有一名參與的夥伴能對該實體的經濟活動進行單方面控制。

綜合損益賬包括本集團在共控公司之應佔業績。在綜合資產負債表上，在共控公司的投資相等於本集團應佔資產淨值。在本公司資產負債表內，在共控公司的投資按成本扣除永久之減值準備(如有)列賬。

(d) 商譽值

綜合賬目所產生之商譽值，即收購附屬公司及共控公司之成本超過在收購當天本集團在可分資產淨值中應佔之公平價值。在過往年度，商譽值計入產生當年之收益儲備中。自實施會計實務準則第三十號「業務合併」後，本集團採用其規定之過度性條款。所有於二零零一年一月一日前產生之商譽值將繼續列入收益儲備中，不會重列。二零零一年一月一日後產生之商譽值均需於資產負債表內資本化，及根據其估計之有效期以直線攤銷法計入損益賬中。

The gain or loss on disposal of a subsidiary or jointly controlled company includes the unamortised balance of goodwill relating to the entity disposed of or, for acquisitions prior to 1st January 2001, the related goodwill written off against reserves to the extent it has not been previously realised in the profit and loss account.

出售一家附屬公司或共控公司之收益或虧損包括售出公司未攤銷商譽值之結餘，或如於二零零一年一月一日前收購，則包括已在儲備中撇賬而之前未在損益賬中變現的相關商譽值。

(e) Foreign currencies

Foreign currency denominated monetary assets and liabilities and the balance sheets, as well as the Group's share of results of foreign jointly controlled companies, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign jointly controlled companies which are taken directly to revenue reserves.

(e) 外幣

以外幣為單位之貨幣資產及負債及外國共控公司之資產負債表與集團應佔業績經按資產負債表結算日之兌換率化為港元。年內之外幣交易以交易日之市場匯兌率換算。兌換盈虧已列入損益賬，但於外國共控公司之投資淨額之未變現差額則除外，該等差額直接計入收益儲備內。

(f) Assets under operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

(f) 營業租賃資產

當絕大部分資產之回報及風險擁有權為租賃公司所持有，租賃當作營業租賃入賬。

按營業租賃協議支付或應付之租賃費用，經合併計算按租賃期平均列入營業溢利賬中支銷。

(g) Fixed assets and depreciation

Fixed assets are carried at cost less depreciation.

Rates of depreciation are calculated to write off the cost of fixed assets over the useful lives of the assets.

Any land premium payable on acquisition of leasehold land is depreciated from the date of occupation over the remaining lease period. All buildings are depreciated over 40 years and facilities over 20 years from the date of occupation. Plant and buildings under construction are not depreciated.

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

The depreciation rates in use for other assets are as follows:

Equipment, plant and machinery	10% to 33%
Motor vehicles	20%

The gain or loss on disposal of a fixed asset represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

(g) 固定資產及折舊

固定資產按成本減折舊列賬。

折舊率按固定資產之可供使用年期撇銷其成本計算。

任何購買租賃土地應付之土地溢價由佔用當天起於餘下的租賃期內折舊。所有樓宇由佔用當天起分四十年折舊，而設施則分二十年折舊。興建中廠房及樓宇不予折舊。

如資產之賬面值高於其估計可收回值，則列算一項資本虧損以將資產值減至其可收回值。

其他資產使用之折舊率如下:

設備、廠房及機器	10%至33%
汽車	20%

出售固定資產損益乃指出售淨收入與資產賬面值之差額，並已列入損益賬中。

(h) Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) 存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

(i) Cash and cash equivalents and net liquid funds
Net liquid funds comprise cash at bank and in hand and short-term deposits.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired.

(j) Deferred taxation
Provision is made for deferred taxation at current rates of taxation using the liability method for all material timing differences except where it is considered that no liability or asset will arise in the foreseeable future.

(k) Turnover and revenue recognition
Turnover is the aggregate of amounts invoiced to customers. Invoices are raised either on completion or on stage of completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress. Total revenue recognised for the completed contract is equal to the aggregate of amounts invoiced for the contract. Finance income is recognised on an accruals basis. Dividend income is recognised when the right to receive payment is established.

(l) Retirement benefits
The Company offers either the Mandatory Provident Fund (MPF) or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. The profit and loss account is charged each year with the contribution to the MPF and actuarially determined contributions to the defined benefit retirement schemes based on the actuarial valuations. These arrangements are described more fully in note 26.

(m) Related parties
Related parties are individuals and companies, including subsidiaries and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

(n) Dividends
In accordance with the revised SSAP 9 "Events after the balance sheet date", the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively and the comparatives presented have been restated to conform to the changed policy.

As detailed in note 21, this change has resulted in an increase in opening retained earnings at 31st December 2000 of HK$63.4 million (31st December 1999: HK$55.5 million).

(i) 現金及現金等價物及流動資金淨額
流動資金淨額包括銀行及庫存現金及短期存款。

為編製現金流量表，現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還之款項及於購入時三個月內期滿之短期流動投資。

(j) 遞延稅項
除非認為在可預見之將來內沒有負債或資產的稅務影響，否則所有重大時間差別以負債法按現時稅率作出遞延稅項準備。

(k) 營業總額及收益認算
營業總額為開給顧客發票之金額總數。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程之認算收入相等於按該工程估值基準計算之工程成本。完成工程之總認算收入為就該合約開出發票金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

(l) 退休福利
本公司讓其僱員選擇參加強制性公積金(強積金)或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算之估值方法予以估值。在損益賬內每年均記入強積金供款及根據經精算估值釐定之界定退休福利計劃供款。附註26詳細列述此等安排。

(m) 有關連人士
有關連人士指個人及公司，包括附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

(n) 股息
根據修訂之會計實務準則第九號「資產負債表日後事項」，本集團不再確認於結算日後擬派或宣佈之股息為結算日之負債。此項會計政策改變已追溯並應用，比較數字亦已重列，以遵守已改變之政策。

如附註21詳述，此項改變導致二零零零年十二月三十一日結算之期初保留盈利增加港幣六千三百四十萬元(一九九九年十二月三十一日為港幣五千五百五十萬元)。

3. Staff remuneration

Total staff remuneration for 2001 was HK$1,052 million (2000 : HK$992 million). The five highest paid employees included four (2000 : three) directors whose remuneration is shown in note 4. The remuneration of the remaining one (2000 : two) highest paid employees comprises:

3. 職員薪酬

二零零一年之職員薪酬合共港幣十億五千二百萬元(二零零零年為港幣九億九千二百萬元)。五名最高薪職員中包括四名(二零零零年為三名)董事，其薪酬見附註4。餘下一名(二零零零年為兩名)最高薪職員之薪酬包括：

(in HK$ Million)	**2001**	2000	*(港幣百萬元)*
Pension scheme contributions	**0.1**	–	退休金計劃供款
Salaries, allowances and benefits in kind	**2.4**	4.1	薪金、津貼及實物利益
	2.5	4.1	

4. Directors' remuneration

4. 董事酬金

(in HK$ Million)	**2001**	2000	*(港幣百萬元)*
Fees	**0.1**	0.1	袍金
Pension scheme contributions	**0.6**	0.3	退休金計劃供款
Salaries, allowances and benefits in kind	**14.4**	15.0	薪金、津貼及實物利益
	15.1	15.4	

	Number of directors 董事人數		
Distribution of Directors' remuneration:			董事酬金分配：
HK$0.0M – HK$1.0M	**10**	11	港幣零元至港幣一百萬元
Over HK$1.0M – HK$1.5M	**–**	1	港幣一百萬元以上至港幣一百五十萬元
Over HK$1.5M – HK$2.0M	**–**	1	港幣一百五十萬元以上至港幣二百萬元
Over HK$2.0M – HK$2.5M	**1**	–	港幣二百萬元以上至港幣二百五十萬元
Over HK$2.5M – HK$3.0M	**1**	1	港幣二百五十萬元以上至港幣三百萬元
Over HK$3.0M – HK$3.5M	**–**	1	港幣三百萬元以上至港幣三百五十萬元
Over HK$3.5M – HK$4.0M	**–**	–	港幣三百五十萬元以上至港幣四百萬元
Over HK$4.0M – HK$4.5M	**1**	1	港幣四百萬元以上至港幣四百五十萬元
Over HK$4.5M – HK$5.0M	**–**	–	港幣四百五十萬元以上至港幣五百萬元
Over HK$5.0M – HK$5.5M	**1**	–	港幣五百萬元以上至港幣五百五十萬元
	14	16	

Directors' fees paid to the independent non-executive Directors during the year totalled HK$0.1 million (2000 : HK$0.1 million); they received no other emoluments from the Company or its subsidiary company.

本年度內支付予獨立非常務董事之袍金總計港幣十萬元(二零零零年為港幣十萬元)；彼等並無向本公司或其附屬公司收取其他酬金。

5. Profit on sale of staff housing

In 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories (2000 : 11 units). These properties were originally acquired in 1970 as staff quarters.

5. 出售員工房屋溢利

二零零一年，本公司出售了最後一個位於新界西貢清水灣道勝景別墅之住宅單位(二零零零年為十一個)。此等物業原於一九七零年購入以作為員工住所。

6. Profit on sale of business to a jointly controlled company

The profit arose from the sale of the Company's wheel and brake business to Goodrich Aerospace Asia-Pacific Limited (GAAP).

6. 出售業務予一家共控公司溢利

此溢利來自出售本公司之輪轂及掣動片業務予Goodrich Aerospace Asia-Pacific Limited (GAAP)。

7. Profit on sale of shares in jointly controlled companies

The profit on sale of shares in jointly controlled companies in 2000 represented the profits of HK$25 million and HK$21 million respectively from the sales of a 5% shareholding in Hong Kong Aero Engine Services Limited (HAESL) to SIA Engineering Company Limited and of the Company's entire shareholding in Bridgestone Aircraft Tire Company (Asia) Limited to Bridgestone Corporation.

7. 出售共控公司股份溢利

二零零零年出售共控公司股份之溢利來自出售本公司於香港航空發動機維修服務有限公司百分之五權益予新航工程有限公司，及其於Bridgestone Aircraft Tire Company (Asia) Limited之全部權益予Bridgestone Corporation，此等活動分別為本公司帶來溢利港幣二千五百萬元及港幣二千一百萬元。

8. Net finance income

8. 財務收入淨額

(in HK$ Million)	**2001**	2000	*(港幣百萬元)*
Finance income	**20.0**	33.8	財務收入
Interest on bank loans and overdrafts	**(1.2)**	(1.0)	銀行借款及透支之利息
Interest on long term loan not wholly repayable within five years	**(9.4)**	(9.6)	毋須於五年內全部清還之長期借款利息
	9.4	23.2	

9. Share of results of jointly controlled companies

9. 應佔共控公司業績

(in HK$ Million)	**2001**	2000	*(港幣百萬元)*
(a) Attributable pre-tax results from:			*(a) 應佔除稅前業績來自：*
– Hong Kong Aero Engine Services Limited	**127.7**	81.4	– 香港航空發動機維修服務有限公司
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**78.7**	66.1	– 廈門太古飛機工程有限公司
– Other jointly controlled companies	**15.8**	15.5	– 其他共控公司
	222.2	163.0	
(b) Less: Share of taxation thereon:			*(b) 減：其應佔稅項：*
– Hong Kong Aero Engine Services Limited	**(19.7)**	(21.5)	– 香港航空發動機維修服務有限公司
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**(2.7)**	(5.3)	– 廈門太古飛機工程有限公司
– Other jointly controlled companies	**(2.7)**	(2.6)	– 其他共控公司
	(25.1)	(29.4)	
(c) Attributable post-tax results from:			*(c) 應佔除稅後業績來自：*
– Hong Kong Aero Engine Services Limited	**108.0**	59.9	– 香港航空發動機維修服務有限公司
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**76.0**	60.8	– 廈門太古飛機工程有限公司
– Other jointly controlled companies	**13.1**	12.9	– 其他共控公司
	197.1	133.6	

10. Taxation

10. 稅項

(in HK$ Million)	Note 附註	2001	2000	*(港幣百萬元)*
The taxation charge comprises:				*稅項支出包括：*
The Company and its subsidiary company:				本公司及其附屬公司：
Deferred tax	*17(c)*	**(12.0)**	5.3	遞延稅項
Share of taxation attributable to jointly controlled companies		**(25.1)**	(29.4)	應佔共控公司之稅項
		(37.1)	(24.1)	

No provision for Hong Kong profits tax has been made for the year as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

Provision has been made for all significant deferred taxation liabilities.

因集團之應課稅溢利已完全為前期稅項虧損所抵銷，所以未有為本年度香港利得稅作出準備。海外稅項乃按各司法管轄區所採用之稅率計算。

已為所有重大遞延稅項負債作出準備。

11. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$129 million (2000 : HK$297 million) is dealt with in the accounts of the Company.

11. 股東應佔溢利

股東應佔溢利中，已計算於本公司賬項內為港幣一億二千九百萬元(二零零零年為港幣二億九千七百萬元)。

12. Dividends

12. 股息

(in HK$ Million)	2001	2000	*(港幣百萬元)*
Interim, paid on 24th September 2001, of HK$0.23 per share (2000 : HK$0.23)	**38.4**	42.3	於二零零一年九月二十四日已派發之中期股息，每股港幣0.23元(二零零零年為港幣0.23元)。
Final, proposed, of HK$0.42 per share (2000 : HK$0.38)	**69.9**	63.4	擬派末期股息每股港幣0.42元(二零零零年為港幣0.38元)。
	108.3	105.7	

A final dividend in respect of 2001 of HK$0.42 (2000 : HK$0.38) per share is proposed by the Board. The proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2002.

董事局擬派之二零零一年度末期股息為每股港幣0.42元(二零零零年為港幣0.38元)。擬派股息待於股東週年大會上通過後始記入賬。數額將列為截至二零零二年十二月三十一日止年度之收益儲備提撥。

13. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$312 million (2000 : HK$400 million) and to the weighted average of 166,945,373 (2000 : 181,150,644) ordinary shares in issue.

13. 每股盈利

每股盈利乃根據股東應佔溢利港幣三億一千二百萬元(二零零零年為港幣四億元)及已發行之加權平均股份數目166,945,373股(二零零零年為181,150,644股)普通股計算。

14. Fixed assets

14. 固定資產

(in HK$ Million)	Land held in Hong Kong – on medium term lease 在香港持有之土地 – 中期租約	Buildings 樓宇	Plant, machinery and tools 廠房、機器及工具	Motor vehicles 汽車	Equipment and furniture 設備及傢俬	Plant and buildings under construction 興建中廠房及樓宇	Total held by Group and Company 集團及公司擁有總額	(港幣百萬元)
	Group and Company 集團及公司							
Cost								*原價*
At 31st December 2000	21.0	1,066.4	930.8	109.8	69.3	4.5	2,201.8	二零零零年十二月三十一日結算
Additions and transfers	–	–	22.9	10.1	5.6	(0.2)	38.4	增置及轉撥
Disposals	–	–	(26.6)	(6.5)	(10.0)	–	(43.1)	出售
At 31st December 2001	**21.0**	**1,066.4**	**927.1**	**113.4**	**64.9**	**4.3**	**2,197.1**	二零零一年十二月三十一日結算
Depreciation								*折舊*
At 31st December 2000	1.0	66.6	298.2	72.7	55.3	–	493.8	二零零零年十二月三十一日結算
Charge for the year	0.4	26.7	56.0	13.4	6.9	–	103.4	本年度折舊
Disposals	–	–	(20.7)	(6.4)	(8.7)	–	(35.8)	出售
At 31st December 2001	**1.4**	**93.3**	**333.5**	**79.7**	**53.5**	–	**561.4**	二零零一年十二月三十一日結算
Net book value								*賬面淨值*
At 31st December 2001	**19.6**	**973.1**	**593.6**	**33.7**	**11.4**	**4.3**	**1,635.7**	二零零一年十二月三十一日結算
At 31st December 2000	20.0	999.8	632.6	37.1	14.0	4.5	1,708.0	二零零零年十二月三十一日結算

15. Subsidiary company

15. 附屬公司

(in HK$ Million)	Company 公司 2001	2000	(港幣百萬元)
Unlisted shares at cost	**0.3**	0.3	非上市原股值

The Company holds 60% of the 500,000 issued and paid ordinary shares of HK$1.00 each in South China Aero Technology Limited (SCAT).

Principal activity of the subsidiary is set out on page 47.

本公司擁有其附屬公司華南航空技術有限公司已發行及已全繳每股面值港幣一元之五十萬股普通股中百分之六十股權。

附屬公司之主要業務列於第四十七頁。

16. Jointly controlled companies

16. 共控公司

(in HK$ Million)	Group 集團 2001	Group 集團 2000	Company 公司 2001	Company 公司 2000	(港幣百萬元)
Unlisted shares at cost	**236.5**	205.6	**236.5**	205.6	非上市原股值
Attributable post-acquisition profits	**413.0**	225.7	**–**	–	收購後應佔溢利
	649.5	431.3	**236.5**	205.6	
Goodwill	**(29.5)**	(30.4)			商譽
Share of net assets	**620.0**	400.9			應佔資產淨值
Loans due from jointly controlled companies	**249.6**	221.2	**249.6**	221.2	共控公司未還貸款
Loans due to jointly controlled companies	**(1.1)**	(1.1)	**(1.1)**	(1.1)	未還共控公司借款
	868.5	621.0	**485.0**	425.7	
Dividends received and receivable from jointly controlled companies			**9.8**	7.4	已收及應收共控公司股息

Loans due from jointly controlled companies included an amount of HK$207 million (2000 : HK$189 million) which was subordinated to the repayment of the bank loans of a jointly controlled company.

共控公司未還貸款其中港幣二億零七百萬元(二零零零年為港幣一億八千九百萬元)之償還次序在一共控公司償還銀行貸款之後。

HK$79 million or 36% of the Group's share of the pre-tax results of the jointly controlled companies (2000 : HK$65 million or 40%) was contributed by companies operating in Mainland China while the remaining amounts were contributed by companies operating in Hong Kong.

集團應佔共控公司除税前業績其中港幣七千九百萬元或百分之三十六(二零零零年為港幣六千五百萬元或百分之四十)來自於中國內地營運的公司，餘下的來自於香港營運的公司。

In May 2001, the Company completed the purchase of a further 4.09% equity interest in Taikoo (Xiamen) Aircraft Engineering Company Limited, thereby increasing the Company's stake to 49.55%.

於二零零一年五月，本公司完成進一步收購廈門太古飛機工程有限公司百分之四點零九的權益，從而令本公司之股權增至百分之四十九點五五。

The principal jointly controlled companies are shown on page 47.

主要共控公司列於第四十七頁。

16. Jointly controlled companies *(cont'd)*

The financial results of the material jointly controlled companies, Hong Kong Aero Engine Services Limited (HAESL) and Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) at 31st December are as follows:

16. 共控公司 *(續)*

主要共控公司香港航空發動機維修服務有限公司(香港航空發動機維修服務公司)及廈門太古飛機工程有限公司(廈門太古飛機工程公司)於十二月三十一日之財務業績如下：

	HAESL 香港航空發動機維修服務公司		TAECO 廈門太古飛機工程公司		
(in HK$ Million)	**2001**	2000	**2001**	2000	*(港幣百萬元)*
Turnover	**3,279.2**	2,503.3	**591.2**	596.4	營業總額
Operating profit	**327.4**	238.9	**173.6**	167.9	營業溢利
Net finance (charges)/income	**(43.6)**	(60.2)	**1.4**	(9.0)	財務(支出)／收入淨額
Share of results of associates	**–**	–	**(14.6)**	0.4	應佔聯屬公司業績
Profit before taxation	**283.8**	178.7	**160.4**	159.3	除稅前溢利
Taxation	**(43.7)**	(47.2)	**(6.0)**	(12.2)	稅項
Profit attributable to shareholders	**240.1**	131.5	**154.4**	147.1	股東應佔溢利
Funds employed:					資金運用：
Long-term assets	**771.6**	782.0	**746.8**	722.3	長期資產
Current assets	**1,450.3**	939.7	**178.0**	137.2	流動資產
	2,221.9	1,721.7	**924.8**	859.5	
Less : current liabilities	**1,019.5**	765.9	**105.1**	154.2	減：流動負債
	1,202.4	955.8	**819.7**	705.3	
Financed by:					資本來源：
Shareholders' funds and loans	**980.2**	698.7	**805.1**	650.7	股東資金及借款
Long-term liabilities	**222.2**	257.1	**14.6**	54.6	長期負債
	1,202.4	955.8	**819.7**	705.3	
Group's weighted average % shareholding in the year	**45.0%**	46.1%	**47.9%**	43.7%	集團於本年度之加權平均權益百分率
Group's share of profit attributable to shareholders	**108.0**	59.9	**76.0**	60.8	集團應佔股東溢利
Group's share of funds employed at 31st December	**441.2**	314.6	**395.9**	289.7	集團應佔資金運用

17. Deferred items

(a) Promissory note

The promissory note from a third party, the final repayment date of which is in 2004, and which is irrevocable and interest-free, represents the balance of an instalment payment receivable from the sale of aircraft spare parts. The current portion of the promissory note is included under debtors and prepayments in current assets.

(b) Interest receivable

The loan due from HAESL, which is included under investment in jointly controlled companies in note 16, is interest bearing and is expected to be received after 31st December 2002.

(c) Deferred taxation

17. 遞延項目

(a) 期票

該項來自第三者，最後償還日期定於二零零四年之不可撤回及免息期票乃指來自出售飛機零件之應收分期付款結餘。期票之現有部分已納入流動資產賬之應收及預付賬內。

(b) 應收利息

列載於附註16在共控公司的投資項之香港航空發動機維修服務公司未還貸款須付利息，並預計於二零零二年十二月三十一日後收回。

(c) 遞延稅項

	Group and Company 集團及公司				
(in HK$ Million)	**2001**		2000		*(港幣百萬元)*
At 1st January		**46.3**		51.6	一月一日結算
Transfer from/(to) profit and loss account					撥自／(撥往)損益賬
– Current year charge	**2.8**		1.6		– 本年度支出
– Offset of tax losses	**9.2**	**12.0**	(6.9)	(5.3)	– 抵銷稅項虧損
At 31st December		**58.3**		46.3	十二月三十一日結算
Provided in accounts in respect of:					在賬目中提撥以下項目:
Accelerated depreciation allowances		**147.2**		147.4	加速折舊免稅額
Offset of tax losses		**(88.6)**		(97.8)	抵銷稅項虧損
Other timing differences		**(0.3)**		(3.3)	其他時間差別
		58.3		46.3	

Provision has been made for all significant deferred taxation liabilities.

已為所有重大遞延稅項負債作出準備。

18. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. The carrying amount of stocks and work in progress at year end carried at net realisable value is HK$52 million (2000 : HK$52 million) and HK$55 million (2000 : HK$40 million) respectively. The remaining balance is carried at cost.

18. 存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。於本年底結算，以可變現淨值估值之存貨及未完工程賬面值分別為港幣五千二百萬元(二零零零年為港幣五千二百萬元)及港幣五千五百萬元(二零零零年為港幣四千萬元)。餘下結餘以成本入賬。

19. Debtors and creditors

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 31st December 2001, 65% of debtors (82% as at 31st December 2000) and 93% of creditors (99% as at 31st December 2000) were aged under six months.

19. 應收及應付賬項

給予顧客的信貸條件各不相同，一般視乎個別顧客的財務實力而定。本公司定期對債務人作信用評估，以盡量減低與應收款項有關的信貸風險。

二零零一年十二月三十一日結算，百分之六十五應收賬項(二零零零年十二月三十一日結算為百分之八十二)及百分之九十三應付賬項(二零零零年十二月三十一日結算為百分之九十九)之賬齡均低於六個月。

20. Share capital

20. 股本

	Company 公司 No. of shares 股份數目	Company 公司 HK$M 港幣百萬元	
Authorised:			*法定股本：*
Ordinary shares of HK$1.00 each			每股面值港幣1.00元普通股
At 31st December 2000 and 2001	**210,000,000**	**210.0**	二零零零年及二零零一年十二月三十一日結算
Issued and fully paid:			*發行及繳足股本：*
Ordinary shares of HK$1.00 each			每股面值港幣1.00元普通股
At 31st December 1999	185,089,750	185.1	一九九九年十二月三十一日結算
Shares repurchased and cancelled	(18,106,300)	(18.1)	購回及註銷股份
At 31st December 2000	166,983,450	167.0	二零零零年十二月三十一日結算
Shares repurchased and cancelled	(532,000)	(0.5)	購回及註銷股份
At 31st December 2001	**166,451,450**	**166.5**	二零零一年十二月三十一日結算

During the year under review, the Company repurchased 532,000 (2000 : 18,106,300) of its own shares on the Hong Kong Stock Exchange (in 2000, 16 million of the shares were repurchased off-market) at an aggregate consideration of HK$6 million (2000 : HK$272 million).

All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from the revenue reserve to the capital redemption reserve as disclosed in note 21.

在本年度內，本公司在香港聯合交易所以總代價港幣六百萬元(二零零零年為港幣二億七千二百萬元)購回共532,000股股份(二零零零年為18,106,300股，在場外購回其中16,000,000股)。

所有購回之股份隨即被註銷。誠如附註21所披露，一筆相等於已註銷股份面值之款項已由收益儲備撥入資本贖回儲備。

21. Reserves

21. 儲備

(in HK$ Million)	Revenue reserve 收益儲備	Capital redemption reserve 資本贖回儲備	Total 總額	(港幣百萬元)
Group				*集團*
At 31st December 1999, as previously reported	2,262.9	0.1	2,263.0	一九九九年十二月三十一日結算，如之前報告
Change in accounting policy to proposed dividend	55.5	–	55.5	會計政策對擬派股息之改變
At 31st December 1999, as restated (Note 2(n))	2,318.4	0.1	2,318.5	一九九九年十二月三十一日結算，如附註2(n)重列
Profit attributable to shareholders	400.4	–	400.4	股東應佔溢利
Goodwill on acquisition of jointly controlled company	(26.0)	–	(26.0)	收購共控公司之商譽值
Repurchase of own shares				購回本公司股份
– *premium paid on repurchase*	(253.4)	–	(253.4)	– 購回溢價
– transfer between reserves	(18.1)	18.1	–	– 儲備轉撥
1999 final dividend paid	(55.5)	–	(55.5)	已付一九九九年末期股息
2000 interim dividend paid	(42.3)	–	(42.3)	已付二零零零年中期股息
At 31st December 2000	2,323.5	18.2	2,341.7	二零零零年十二月三十一日結算
The Company	2,090.5	18.2	2,108.7	本公司
Subsidiary company	7.3	–	7.3	附屬公司
Jointly controlled companies	225.7	–	225.7	共控公司
	2,323.5	18.2	2,341.7	
At 31st December 2000, as previously reported	2,260.1	18.2	2,278.3	二零零零年十二月三十一日結算，如之前報告
Change in accounting policy to proposed dividend	63.4	–	63.4	會計政策對擬派股息之改變
At 31st December 2000, as restated (Note 2(n))	2,323.5	18.2	2,341.7	二零零零年十二月三十一日結算，如附註2(n)重列
Profit attributable to shareholders	312.2	–	312.2	股東應佔溢利
Repurchase of own shares				購回本公司股份
– premium paid on repurchase	(5.9)	–	(5.9)	– 購回溢價
– transfer between reserves	(0.5)	0.5	–	– 儲備轉撥
2000 final dividend paid	(63.4)	–	(63.4)	已付二零零零年末期股息
2001 interim dividend paid	(38.4)	–	(38.4)	已付二零零一年中期股息
At 31st December 2001	**2,527.5**	**18.7**	**2,546.2**	二零零一年十二月三十一日結算
The Company	2,107.0	18.7	2,125.7	本公司
Subsidiary company	7.5	–	7.5	附屬公司
Jointly controlled companies	413.0	–	413.0	共控公司
	2,527.5	**18.7**	**2,546.2**	

21. Reserves (cont'd)

21. 儲備 (續)

(in HK$ Million)	Revenue reserve 收益儲備	Capital redemption reserve 資本贖回儲備	Total 總額	(港幣百萬元)
Company				*公司*
At 31st December 1999, as previously reported	2,137.6	0.1	2,137.7	一九九九年十二月三十一日結算，如之前報告
Change in accounting policy to proposed dividend	55.5	–	55.5	會計政策對擬派股息之改變
At 31st December 1999, as restated (Note 2(n))	2,193.1	0.1	2,193.2	一九九九年十二月三十一日結算，如附註2(n)重列
Profit attributable to shareholders	297.1	–	297.1	股東應佔溢利
Repurchase of own shares				購回本公司股份
– premium paid on repurchase	(253.4)	–	(253.4)	– 購回溢價
– transfer between reserves	(18.1)	18.1	–	– 儲備轉撥
1999 final dividend paid	(55.5)	–	(55.5)	已付一九九九年末期股息
2000 interim dividend paid	(42.3)	–	(42.3)	已付二零零零年中期股息
At 31st December 2000	2,120.9	18.2	2,139.1	二零零零年十二月三十一日結算
At 31st December 2000, as previously reported	2,057.5	18.2	2,075.7	二零零零年十二月三十一日結算，如之前報告
Change in accounting policy to proposed dividend	63.4	–	63.4	會計政策對擬派股息之改變
At 31st December 2000, as restated (Note 2(n))	2,120.9	18.2	2,139.1	二零零零年十二月三十一日結算，如附註2(n)重列
Profit attributable to shareholders	129.4	–	129.4	股東應佔溢利
Repurchase of own shares				購回本公司股份
– premium paid on repurchase	(5.9)	–	(5.9)	– 購回溢價
– transfer between reserves	(0.5)	0.5	–	– 儲備轉撥
2000 final dividend paid	(63.4)	–	(63.4)	已付二零零零年末期股息
2001 interim dividend paid	(38.4)	–	(38.4)	已付二零零一年中期股息
At 31st December 2001	**2,142.1**	**18.7**	**2,160.8**	二零零一年十二月三十一日結算

Distributable reserves of the Company at 31st December 2001, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,142 million (2000 : HK$2,121 million).

The revenue reserve includes HK$69.9 million (2000 : HK$63.4 million) representing final dividend for the year under review (note 12).

根據香港公司條例第七十九(B)條計算，本公司於二零零一年十二月三十一日可分配之儲備為港幣二十一億四千二百萬元(二零零零年為港幣二十一億二千一百萬元)。

收益儲備包括本年度末期股息(附註12)港幣六千九百九十萬元(二零零零年為港幣六千三百四十萬元)。

22. Long term loan

22. 長期借款

(in HK$ Million)	Group and Company 集團及公司 2001	2000	(港幣百萬元)
Outstanding at 1st January	**113.4**	116.2	於一月一日未償還
Repayment during the year	**(3.0)**	(2.8)	於本年內償還
Balance at 31st December	**110.4**	113.4	十二月三十一日結算
Maturity profile:			還款期限：
Repayable within one year	**3.3**	3.0	於一年內償還
Repayable between one and two years	**3.6**	3.3	於一年至兩年內償還
Repayable between two and five years	**12.7**	11.7	於兩年至五年內償還
Repayable after five years	**90.8**	95.4	於五年後償還
	110.4	113.4	
Amount due within one year included under current liabilities	**(3.3)**	(3.0)	列入流動負債項下須於一年內償還款項
	107.1	110.4	

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft spares within the Company's facilities. The loan is unsecured and repayable over 40 semi-annual instalments from December 1998 to June 2018. It bears an interest rate of 8.35% per annum subject to review on the 10th anniversary. During the year, the interest incurred was HK$9 million (2000 : HK$10 million). The loan arrangement constitutes a transaction with a related party as defined in SSAP 20 "Related party disclosures".

該項借款由國泰航空有限公司之附屬公司Troon Limited提供予本公司，以在本公司的設施內興建飛機零件儲存庫。該項借款並無抵押，由一九九八年十二月至二零一八年六月分四十個半年期償還。年利率為百分之八點三五，於屆滿十周年時作出檢討。在本年內應付利息為港幣九百萬元(二零零零年為港幣一千萬元)。根據會計實務準則第二十號「有關連人士披露」界定，該項借款安排構成一項與一名有關連人士之交易。

23. Notes to the consolidated cash flow statement

23. 綜合現金流量表附註

(in HK$ Million)	2001	2000	(港幣百萬元)
(a) Reconciliation of operating profit to net cash inflow from operating activities			*(a) 營業溢利與營業現金流入淨額對賬*
Operating profit	**117.8**	238.6	營業溢利
Depreciation	**103.4**	105.6	折舊
Negative goodwill arising on acquisition of additional interest in a jointly controlled company	**(0.9)**	–	收購一家共控公司額外權益產生之負商譽值
Gain on disposal of fixed assets and staff quarters	**(1.6)**	(64.8)	出售固定資產及員工住所收益
Profit on sale of business to a jointly controlled company	**(6.8)**	–	出售業務予一家共控公司溢利
Profit on sale of shares in jointly controlled companies	**–**	(46.4)	出售共控公司股份溢利
(Increase)/decrease in promissory note	**(0.9)**	7.7	期票(增加)／減少
Increase in stocks and work in progress	**(25.8)**	(67.5)	存貨及未完工程增加
Decrease/(increase) in debtors and prepayments	**40.8**	(25.9)	應收及預付賬項減少／(增加)
Increase in creditors and accruals	**41.8**	42.1	應付及應計賬項增加
Net cash inflow from operating activities	**267.8**	189.4	營業現金流入淨額

23. Notes to the consolidated cash flow statement *(cont'd)*

23. 綜合現金流量表附註 *(續)*

(in HK$ Million)	Long-term loan 長期借款	Minority interest 少數股東權益	Total 總額	*(港幣百萬元)*
(b) Analysis of changes in financing				*(b) 融資變動分析*
At 31st December 1999	116.2	4.8	121.0	一九九九年十二月三十一日結算
Repayment of term loan	(2.8)	–	(2.8)	償還長期借款
Minority interests' share of profit	–	0.3	0.3	少數股東權益之應佔溢利
At 31st December 2000	113.4	5.1	118.5	二零零零年十二月三十一日結算
Repayment of term loan	(3.0)	–	(3.0)	償還長期借款
Minority interests' share of profit	–	0.1	0.1	少數股東權益之應佔溢利
At 31st December 2001	**110.4**	**5.2**	**115.6**	二零零一年十二月三十一日結算

(in HK$ Million)	**2001**	2000	*(港幣百萬元)*
(c) Analysis of changes in cash and cash equivalents			*(c) 現金及現金等價物變動分析*
At start of the year	**7.6**	89.3	本年度開始
Increase/(decrease) in cash and cash equivalents	**105.4**	(81.7)	現金及現金等價物增加／(減少)
At end of the year	**113.0**	7.6	本年底結算
(d) Analysis of changes in net liquid funds			*(d) 流動資金淨額變動分析*
At start of the year	**18.5**	103.0	本年度開始
Increase/(decrease) in net liquid funds	**107.0**	(84.5)	流動資金淨額增加／(減少)
At end of the year	**125.5**	18.5	本年底結算
(e) Analysis of net liquid funds at end of the year			*(e) 本年底結算之流動資金淨額分析*
Cash and cash equivalents			現金及現金等價物
– Deposits and bank balances	**113.0**	7.6	– 存款及銀行結存
Deposits maturing after three months	**12.5**	10.9	逾三個月定期存款
	125.5	18.5	

24. Capital commitments / 24. 資本性承擔

(in HK$ Million)	Group and Company 集團及公司 2001	2000	(港幣百萬元)
Contracted for but not provided in the accounts	**26.7**	39.2	經訂約但未在賬項中作準備
Authorised by directors but not contracted for	**25.5**	19.1	經董事局批准但未訂約
The Group's share of capital commitments of jointly controlled companies not included above:			上述不包括本集團應佔共控公司之資本性承擔如下：
Contracted for but not provided in the accounts	**67.8**	51.6	經訂約但未在賬項中作準備
Authorised by directors but not contracted for	**119.2**	26.3	經董事局批准但未訂約

The above commitments include an additional investment in Shandong TAECO Aircraft Engineering Company Limited to assist with the financing to construct a second hangar.

上述承擔包括於山東太古飛機工程有限公司增加之投資，以協助籌資興建第二個機庫。

25. Lease commitments / 25. 租賃承擔

(in HK$ Million)	Group and Company 集團及公司 2001	2000	(港幣百萬元)
At 31st December 2001, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:			二零零一年十二月三十一日結算，集團未來於不可撤銷營業租賃項之最低租賃支出總額如下:
Land and buildings:			*土地及樓宇：*
Leases expiring:			租約期滿時間：
– Within one year	**57.0**	55.5	– 一年內
– After one year but within five years	**225.1**	220.7	– 一年後五年內
– After five years	**645.0**	685.1	– 五年後
	927.1	961.3	

26. Retirement benefits

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund (MPF) and the defined benefit retirement schemes. Since 1st December 2000, all new staff employed have been enrolled in the MPF. The contributions charged to the profit and loss account in respect of the above schemes were as follows:

26. 退休福利

於二零零零年十二月一日前獲本公司聘用之僱員，可選擇參加香港的強制性公積金(強積金)計劃或界定退休福利計劃。自二零零零年十二月一日起，所有新聘用的僱員已加入強積金計劃。上述計劃記入損益賬中之供款如下：

(in HK$ Million)	**2001**	2000	*(港幣百萬元)*
Local Staff Retirement Benefits Scheme	**30.0**	–	本地僱員退休福利計劃
Expatriate Staff Retirement Benefits Scheme	**–**	–	海外僱用職員退休福利計劃
MPF Scheme	**2.2**	0.1	強積金計劃
	32.2	0.1	

(a) Defined benefits retirement schemes

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme provides resignation and retirement benefits to its members, who are employed locally, upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Staff employed on expatriate terms are eligible to join another scheme, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme. Both members and the Company contribute to the Scheme.

The two Schemes are defined benefit plans. The latest available actuarial valuation was undertaken as at 1st January 2001 by Watson Wyatt, an independent firm of actuaries, using the attained age method. The valuation reported that the asset market valuation as a percentage of the present value of past service liabilities was 121% for the Local Staff Scheme and 189% for the Expatriate Staff Scheme, assuming a long-term average investment return of 1% higher than the average salary escalation rate. Watson Wyatt has recommended that the Company's contribution should be HK$30 million for the Local Staff Scheme and nil for the Expatriate Staff Scheme during 2001, which has been charged to the profit and loss account.

(a) 界定退休福利計劃

香港飛機工程有限公司之本地僱員退休福利計劃，為其在本地僱用之員工離職時提供退休福利。公司承擔職員根據該計劃所享有之一切福利之全部費用，職員毋須向該計劃供款。

按海外僱傭條款僱用之職員則可參加另一項計劃，即香港飛機工程有限公司職員退休福利計劃。職員及公司均須向該計劃供款。

該兩項計劃均屬界定退休福利計劃。該等計劃於二零零一年一月一日之最新可得精算估值已由一間獨立之精算公司Watson Wyatt按已達工齡法計算。其報告指出，假定投資之長期平均回報較薪金之平均增幅高百分之一，本地僱員及海外僱用職員退休福利計劃之資產市值與過往服務應計福利承擔之現值比率分別為百分之一百二十一及百分之一百八十九。Watson Wyatt已建議本公司於二零零一年對本地僱員退休福利計劃之供款應為港幣三千萬元，並無須為海外僱用職員退休福利計劃作出任何供款，此等供款已記入損益賬內。

(b) MPF scheme

Where staff have joined the MPF, the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$1,000 per month for each staff member's contribution).

(b) 強積金計劃

僱員如參加強積金計劃，則本公司及職員均須向該計劃供款，供款額為僱員有關收入百分之五(每一僱員成員供款額之上限為每月港幣一千元)。

27. Related party transactions

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

27. 有關連人士交易

本集團有若干有關連人士交易。所有交易均按照一般商業條件以及在正常業務程序下進行。本集團之重大及未有在此年報其他章節披露之上述交易總值及年終結餘摘要如下：

		Jointly controlled companies 共控公司		Other related parties 其他有關連人士		Total 總計		
(in HK$ Million)	Note 附註	**2001**	2000	**2001**	2000	**2001**	2000	*(港幣百萬元)*
Revenue from provision of services	*a*	**193.0**	154.0	**918.6**	818.9	**1,111.6**	972.9	提供服務所得之收入
Purchase of services	*b*	**5.6**	7.1	**10.9**	9.2	**16.5**	16.3	購買服務
Debtors at 31st December	*c*			**114.8**	92.4			十二月三十一日結算應收賬項
Creditors at 31st December	*c*			**7.4**	15.3			十二月三十一日結算應付賬項

Note:

a. Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 150 people on average in TAECO and management services. Services provided to other jointly controlled companies included component and other operational support charged at normal commercial rates.

   Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways fleet, the Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

b. Purchases of services from jointly controlled companies comprised mainly overhaul charges for work carried out on aircraft components by HAESL.

   Purchases of services from other related parties comprised mainly a services fee payable to John Swire & Sons Limited of HK$3 million (2000 : HK$4 million) and reimbursement, at cost, of expenses incurred of HK$8 million (2000 : HK$5 million).

c. The outstanding amounts at 31st December 2001 due from/to other related parties are contained respectively in "debtors and prepayments" and "creditors and accruals" in the consolidated and company balance sheet.

With the exception of the services fee payable to John Swire & Sons Limited as described in note b, none of the above related party transactions constitute a disclosable connected transaction as defined in the Listing Rules.

附註:

a. 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均一百五十人的工作小組按商業價格收取之費用及管理服務費。向其他共控公司提供之服務包括按一般商業價格收費之部件及其他運作支援。

   向其他有關連人士提供服務所得之收入包括向國泰航空機隊、港龍航空及華民航空機隊收取之維修費及向國泰航空收取之後勤支援及儲存開支。

b. 自共控公司購買之服務主要包括向香港航空發動機維修服務公司支付之飛機部件大修費用。

   自其他有關連人士購買之服務主要為向英國太古集團有限公司支付港幣三百萬元(二零零零年為港幣四百萬元)之服務費，及按成本代支之費用港幣八百萬元(二零零零年為港幣五百萬元)。

c. 於二零零一年十二月三十一日結算應收／應付其他有關連人士賬項分別列載於「綜合資產負債表」及「公司資產負債表」之「應收及預付賬項」及「應付及應計賬項」內。

除於附註b所述向英國太古集團有限公司支付之服務費外，上述有關連人士交易並不構成上市規則所界定之須予披露關連交易。

28. Subsequent event

In January 2002, the Company announced the discontinuation of the contract staff housing loan scheme. Instead, the Company has arranged for a bank to provide housing loans to staff at a preferential interest rate. This will result in staff housing loans of approximately HK$170 million, included under current assets, being repaid to the Company during 2002.

28. 期後事項

本公司於二零零二年一月宣佈中止合約僱員房屋貸款計劃。公司已安排銀行為員工提供優惠利率房屋貸款作替代。為此，二零零二年間將有大約港幣一億七千萬元(已列載於流動資產)之僱員房屋貸款償還本公司。

Principal subsidiary and jointly controlled companies

at 31st December 2001

主要附屬公司和共控公司

二零零一年十二月三十一日結算

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Owned directly 直接擁有	Owned by jointly controlled companies 共控公司擁有	Attributable to the Group 集團佔有
Subsidiary company: **附屬公司：**					
South China Aero Technology Limited 華南航空技術有限公司	Hong Kong 香港	Aviation products trading 航空產品貿易	60%	–	60%
Jointly controlled companies: **共控公司：**					
GE Engine Services (Xiamen) Company Limited 通用電氣發動機服務(廈門)有限公司	Xiamen 廈門	Aircraft engine overhaul services 飛機發動機大修服務	–	20%	9.9%
Goodrich Aerospace Asia-Pacific Limited (formerly named BFGoodrich Aerospace Asia-Pacific Limited) (前稱 BFGoodrich Aerospace Asia-Pacific Limited)	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	49%	–	49%
Honeywell TAECO Aerospace (Xiamen) Company Limited 廈門霍尼韋爾太古宇航有限公司	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	25%	10%	30%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul 商用飛機發動機大修	45%	–	45%
In-Services Asia Limited	Hong Kong 香港	Aircraft components trading and repair services 飛機部件貿易及修理服務	35%	–	35%
Shandong TAECO Aircraft Engineering Company Limited 山東太古飛機工程有限公司	Shandong 山東	Heavy maintenance services for B737 aircraft B737型飛機大型維修服務	20%	10%	25%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Trent engine overhaul services 特倫特發動機大修服務	–	20%	9%
Taikoo (Xiamen) Aircraft Engineering Company Limited 廈門太古飛機工程有限公司	Xiamen 廈門	Aircraft heavy maintenance 飛機大規模維修服務	49.6%	–	49.6%
TRW TAECO Aeronautical Systems (Xiamen) Company Limited 廈門天合太古宇航有限公司	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	–	35%	17.3%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the result or assets of the Group.

董事局認為主要附屬公司及共控公司指對集團之業績及資產有重要影響之公司。

Auditors' report to the shareholders of
Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

致香港飛機工程有限公司
(於香港註冊成立之有限公司)
全體股東

We have audited the accounts on pages 24 to 47 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師已完成審核第二十四頁至四十七頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與 貴集團於二零零一年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5th March 2002

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年三月五日

Swire Group

www.haeco.com